July 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:	Janus International Group, Inc.
Registration Statement on Form S-1 (File No. 333-257731)

Dear Ms. Timmons-Pierce:

Reference is made to the Registration Statement on Form S-1 (File No. 333-257731) (the “Registration Statement”) filed by Janus International Group, Inc. (the “Registrant”) on July 7, 2021. Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Very truly yours,

By:	/s/ Scott Sannes
Name: Scott Sannes
Title: Chief Financial Officer
Janus International Group, Inc.